

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 22, 2017

<u>Via E-Mail</u>
Mr. Dean A. Shigenaga
Chief Financial Officer
Alexandria Real Estate Equities, Inc.
385 East Colorado Boulevard, Suite 299
Pasadena, CA 91101

> **Re: Alexandria Real Estate Equities, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed January 31, 2017**
> **File No. 001-12993**

Dear Mr. Shigenaga:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
Commodities